FOR IMMEDIATE RELEASE


David L. Sokol - Chairman and Chief Executive Officer
Dale R. Schuster, Vice President of Administration              (402) 330-8900
David W. Cox, Vice President of External Affairs                (402) 330-8900

                            CALIFORNIA ENERGY SIGNS
                          30 MW POWER SALES CONTRACTS

      OMAHA, NEBRASKA, September 19, 1994 -- California Energy Company, Inc. (NYSE, PSE and LSE: CE) ("CECI") announced today that it has executed the final Power Purchase Agreements with Bonneville Power Administration ("BPA") and Eugene Water and Electric Board ("EWEB") for a 30 MW geothermal pilot project planned to be constructed at the Newberry site near Bend, Oregon. Under the term of the 50 year purchase contracts, BPA will purchase 20 MW and EWEB will purchase 10 MW from the facility. BPA and EWEB together will have an option for an additional 100 MW should further expansion of the geothermal field be undertaken by CECI. CECI has jointly developed the project with EWEB in a cooperative effort under which CECI will develop, design, construct, and operate the facility and EWEB will lead the public information process. The estimated construction and related cost of the pilot project is approximately $110 million and is currently scheduled to be operational in 1997.

      CECI, BPA and EWEB had executed a Memorandum of Understanding in 1992 after the 30 MW pilot project was awarded to CECI in December of 1991. However, the execution of the Power Purchase Agreements were subject to obtaining a final Environmental Impact Statement (EIS) for the project, which has now been published.

      David Sokol, Chairman and Chief Executive Officer said, "We are pleased to participate in this public-private partnership and believe that working together with EWEB and BPA, CECI will be able to make the pilot project at Newberry an example of the significant potential of clean, renewable, geothermal power in the Northwest." Additionally, Mr. Sokol stated, "The finalizing of the Newberry pilot project, coupled with the recent success of our Philippine and Indonesian development efforts, demonstrates California Energy's successful focused and consistent growth strategy."

      California Energy Company is a leading international developer, owner and operator of environmentally responsible power generation facilities. Its six existing facilities currently produce in excess of 325 MW with an additional 300 MW under construction.

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